June 3, 2005

Filed via EDGAR

United States Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Attention:	Mr. John Cash Accounting Branch Chief

Re:	Ladish Co., Inc. Form 10-K for the year ended December 31, 2004 File No. 0-23539

Dear Mr. Cash:

In your May 31, 2005 correspondence you requested additional information to supplement the response we provided you in our April 13, 2005 reply to your initial April 8, 2005 inquiry. We believe the following information is responsive to your latest requests.

Management’s Discussion and Analysis

Critical Accounting Policies – Pensions, page 15

1.	The table below contains the actual annual rate of return on pension plan assets as of December 31st of each year for a ten-year period.

Year	Rate of Return
2004	7.00%
2003	14.48%
2002	(4.45)%
2001	(0.90)%
2000	1.91%
1999	9.12%
1998	19.98%
1997	21.70%
1996	13.40%
1995	28.40%

LADISH CO., INC.

United States Securities & Exchange Commission
June 3, 2005

Contrary to your assumption “that the actual rate of return of each of the two years ended December 31, 2004 was less than your expected return of 9.25%", 2003 had a return of 14.48% and 2004 reflects a 7.00% return. For the two-year period this results in a two-year average return of 10.74%, well in excess of the 9.25% expected rate of return.

As we indicated in our April 13, 2005 correspondence, Ladish has traditionally looked at the performance of its pension plan assets from a long-term perspective given the long-term nature of the liability associated with defined benefit retirement plans. Basing valuations or assumptions on short-term data would likely result in a chaotic, roller coaster like approach. From our perspective, it is no more prudent to base an assumption on the 28.40% gain in 1995 than it is to use the (4.45)% loss in 2002. Rather, we believe the preferred course is to take a conservative, long-term approach to average total return on the assets and to evaluate that decision annually.

With respect to our actual and targeted asset allocation, up until approximately the year 2000, we had utilized a traditional allocation of 60% of the assets in equity securities and 40% of the assets in fixed income securities. We subsequently shifted to a targeted allocation of 50% equity securities and 50% fixed income securities. The fluctuation of markets and the payment of benefits under the defined benefit retirement plans requiring a cash component always cause the actual asset allocation to vary slightly from target at any given point. However we do reallocate and adjust assets on a regular basis to bring our allocation back in line with the target.

In the future, should we change actuarial assumptions, we will discuss the quantitative impact of such changes in our discussion of critical accounting policies.

We trust you will find the above information responsive to your inquiry. Should you have any further questions or require any additional information do not hesitate to contact me.

Sincerely,

/s/ Wayne E. Larsen

Wayne E. Larsen
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